

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 12, 2013

Via E-mail
Stephen B. Lazarus
Executive Vice President & Chief Financial Officer
Steiner Leisure Limited
Suite 104A, Saffrey Square
P.O. Box N-9306
Nassau, The Bahamas

  Re: **Steiner Leisure Limited**
      Form 10-K for the Year Ended December 31, 2013
      Filed March 15, 2013
      File No. 000-28972

Dear Mr. Lazarus:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

        Sincerely,

        /s/ Kathleen Krebs, for

        Larry Spirgel
        Assistant Director